Prime Number Capital LLC

12 E 49 St, Floor 27,

New York, NY 10017

VIA EDGAR

September 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Austin Pattan

Re:	Global Mofy Metaverse Limited

Registration Statement on Form F-1, as amended

Initially Filed on November 23, 2022

File No. 333-268553

Dear Mr. Pattan:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Prime Number Capital LLC, as the underwriter, hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective 4:00 p.m., Eastern Time, on September 28, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated September 27, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

PRIME NUMBER CAPITAL LLC

By:	/s/ Xiaoyan Jiang
	Name:	Xiaoyan Jiang
	Title:	Chairwoman